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EXHIBIT 1


Letter From Good Swartz Brown & Berns LLP to Mr. Thomas Faul, CEO, GreenVolt Power Corp.


[GOOD SWARTZ BROWN & BERNS LLP]

February 5, 2002

Mr. Thomas Faul, CEO GreenVolt Power Corp.
4055 Digby Drv., R.R.2 Orillia
ON, L8V 6H2, Canada

Dear Thomas:

This letter is to inform you that the firm of Good Swartz Brown & Bern LLP are resiging from our association as accountants for GreenVolt Power Corp. ("GreenVolt"). It is our understanding that GreenVolt received a Letter of Comments from the Securities and Exchange Commission ("SEC") dated January 4, 2002. Only after my telephone call to you, totally unrelated to this Letter of Comments, you faxed me a copy on January 24, 2002. This Letter of Comments had accounting comments of GreenVolt's Form 10-K/A which contained our accountants' report and GreenVolt's Form 10-QSB for 9/30/2001 which we were not associated.

The following are several of the reasons we find it necessary to resign. We previously discussed GreenVolt's filing its Form 10-QSB for the period ended September 30, 2001, at which time I indicated to you, we had not reviewed this filing and informed you of the requirement of an accountants' review of such filing. As you know, we were never contacted by the accounting firm reviewing this filing. You indicated to me that you were informed that this filing was proper and complied with all the SEC filing requirements. During these discussions you also assured me that Good Swartz Brown & Berns LLP was not discharged and after the financing arrangements GreenVolt was in the process of closing, GreenVolt would bring our unpaid fees current and we would continue to provide GreenVolt accounting services. I am enclosing a copy o four notice of resignation we sent to the Chief Accountant's Office, Corporation Finance.


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Sincerely yours,


/s/ Victor A. Hollander
VICTOR A. HOLLANDER

Cc:      Office of the Chief Accountant
         Division of Corporation Finance

GREENVOLTRESIG